UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                      FORM 11-K


(Mark One)
      [   ]           ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended December 31, 2000

      [   ]         TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the transition period from _____to_____

                            Commission File Number 0-9756


                         The Riggs Bank N.A. 401 (k) Plan
                         --------------------------------
                             (Full title of the Plan)

                  800 17th Street, N.W., Washington, D.C. 20006
                  ---------------------------------------------
                  (Address of the Plan)              (Zip Code)

                            RIGGS NATIONAL CORPORATION
                            --------------------------
         (Name of issuer of the securities held pursuant to the Plan)

            1503 Pennsylvania Avenue, N.W., Washington, D.C., 20005
            -------------------------------------------------------
            (Address of principal executive offices)     (Zip Code)

Financial Statements and Exhibits

(a) Financial statements and supplemental schedules as of December 31, 2000 and 1999 and for the year ended December 31, 2000, prepared in accordance with financial reporting requirements of ERISA.

                  Beginning at the next page of this document.

(b)       Exhibits

         The following exhibit is furnished to this Form 11-K:

         (23)     Consent of  Independent Public Accountants


                                   SIGNATURES
         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative Committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         The Riggs Bank N.A. 401 (k) Plan

         Date:    June 25, 2001                /s/   WILLIAM A. CRAIG
              -----------------                  ----------------------
                                                     William A. Craig
                                       Executive Vice President, Human Resources

The Riggs Bank N.A. 401(k) Plan


                  Financial statements
                  As of December 31, 2000 and 1999
                  Together with auditors' report

Report of independent public accountants


To the Plan Administrator of
The Riggs Bank N.A. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Riggs Bank N.A. 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, "Schedule of Assets Held for Investment Purposes," is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Vienna, Virginia
June 25, 2001

The Riggs Bank N.A. 401(k) Plan


Table of Contents



Statements of net assets available for plan benefits
  As of December 31, 2000 and 1999                                           1

Statement of changes in net assets available for plan benefits
  For the year ended December 31, 2000                                       2

Notes to financial statements
  December 31, 2000 and 1999                                                 3

Schedule I - Schedule of assets held for investment purposes
  At end of year                                                             7






Certain other supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

The Riggs Bank N.A. 401(k) Plan

Statements of net assets available for plan benefits
As of December 31, 2000 and 1999

                                                                        2000                      1999
                                                                ----------------------     -------------------
       Investments (see Note 4)                                        $  22,720,620            $ 20,539,116

       Cash                                                                    1,175                       0
                                                                ----------------------     -------------------

       Net assets available for  plan benefits                         $  22,721,795            $ 20,539,116
                                                                ======================     ===================





The accompanying notes are an integral part of these financial statements.

The Riggs Bank N.A. 401(k) Plan

Statement of changes in net assets available for plan benefits

For the year ended December 31, 2000



Additions to net assets:
   Contributions:
       Participant contributions                                                             $  3,894,327
       Employer contributions                                                                   1,226,930
       Rollover contributions                                                                     281,918
                                                                                   ------------------------
   Total contributions                                                                          5,403,175
                                                                                   ------------------------

   Investment income:
       Dividends and interest                                                                     309,158
       Net depreciation in fair value of investments (see Note 4)                              (1,628,894)
       Interest income on participant loans
                                                                                                   35,018
                                                                                   ------------------------
   Total investment income (loss)                                                              (1,284,718)
                                                                                   ------------------------
Total additions to net assets                                                                   4,118,457
                                                                                   ------------------------

Deductions from net assets:
    Benefits paid to participants                                                              (1,930,278)
    Administrative expenses
                                                                                                   (5,500)
                                                                                   ------------------------
Total deductions from net assets                                                               (1,935,778)
                                                                                   ------------------------

Net increase in net assets available for plan benefits                                          2,182,679

Net assets available for plan benefits, beginning of year                                      20,539,116
                                                                                   ------------------------

Net assets available for plan benefits, end of year                                          $ 22,721,795
                                                                                   ========================




The accompanying notes are an integral part of these financial statements.

The Riggs Bank N.A. 401(k) Plan

Notes to financial statements
December 31, 2000 and 1999

1.       Plan summary:

The following description of the Riggs Bank N.A. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan was established effective October 1, 1993, to provide eligible employees the ability to defer a portion of their salary for federal income tax purposes.

The Plan is available to employees of Riggs National Corporation (the Company) and its subsidiary bank, Riggs Bank N.A. Employees who are regularly scheduled to work 20 or more hours per week are eligible to participate in the Plan after completing two full calendar months of service and attaining the age of 21. An employee who is not regularly scheduled to work more than 20 hours a week will be eligible to participate in the Plan after completing 1,000 hours of eligibility service in a plan year.

Unless participants elect otherwise when they first become eligible to contribute to the Plan, they are automatically enrolled and contribute 3 percent of their eligible salary to the Plan.

The Plan allows participants to defer 1 to 15 percent of their salary. After a participant has completed one or more years of service, the Company contributes, as a matching contribution, an amount equal to 100 percent of a participant's first $100 of contributions and 50 percent of the balance of the amount of the participant's contributions up to 6 percent of the employee's compensation. Bonuses and incentive compensation are excluded from the definition of compensation for matching purposes. The Plan also allows for employer contributions, at the discretion of the Board of Directors, of up to 2 percent of employee compensation. The discretionary contribution is allocated to participants without regard to their contributions. Participants that terminate service before the end of the Plan year are not eligible to receive discretionary employer contributions, if made.

Participants vest at a rate of 20 percent per year of service with the Company for employer contributions and are 100 percent vested in their own contributions and related accumulated earnings. Vesting of employer contributions occurs at the end of the fifth year of employee service. Upon termination of service, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 or (b) 50 percent of the total amount of their vested account balance at the time of the loan minus the highest outstanding loan balance at any time within the last 12 months. The loans are secured by the vested balance in the participant's account and bear interest at rates that range from 9.25 to 10.50 percent. The rate of interest on an individual loan is equal to the prime rate as reported in The Wall Street Journal on the first day of the quarter in which the loan is withdrawn plus one percent. The repayment period for the loan cannot exceed five years and, at the time of the loan request, the participant must not have any outstanding loans under this Plan. Principal and interest is paid through payroll deduction.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Most of the administrative expenses of the Plan are paid by Riggs Bank N.A. As of December 31, 2000, forfeited nonvested accounts available to reduce future employer contributions totaled $156,605.

2.       Summary of accounting policies:

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of investments and receivables and disclosure of contingencies at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Income recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Investment valuation

Investments of the Plan are stated at fair market value based on quoted market prices or quoted net asset values on the last business day of the Plan year.

3.  Income tax status:

The Internal Revenue Service has determined and informed the Company by a letter dated December 3, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

4.  Investment policy:

The Plan assets are invested in various registered investment companies (mutual funds) and in the Riggs National Corporation Common Stock Fund. The amount invested in the individual funds is determined by the participants.

Investments are stated at fair market value, as determined by the Trustee by reference to published market data. Dividends are reinvested in additional shares that are recorded at fair market value when received.

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(1,628,894), as follows:
     Shares in registered investment companies             $  (1,741,182)
     Riggs National Corporation Common Stock Fund                112,288
                                                                 -------
     Total                                                 $  (1,628,894)
                                                           ==============

5.  Participant-directed investment programs:

At December 31, 2000 and 1999, the current values of individual investments that represent five percent or more of the Plan's net assets were as follows:

                                                                    Fair market                     Fair market
                                                                     value at                        value at
                                                                 December 31, 2000               December 31, 1999
                                                             --------------------------      --------------------------
Riggs Prime Money Market Fund                                        $2,711,549                      $2,316,906
Riggs U.S. Treasury Money Market Fund                                 1,211,276                       1,142,963
Riggs U.S. Government Securities Fund                                 1,181,981                       1,121,790
Riggs Stock Fund                                                      5,279,454                       7,185,864
Riggs Small Company Stock Fund                                        2,263,162                       2,765,321
AIM Weingarten Fund A                                                 1,184,437                         685,545
Federated Max-Cap Fund                                                1,667,492                       1,254,513
Invesco Dynamics Fund                                                 1,230,934                         638,711
Invesco Technology Fund-Class II                                      1,982,984                       1,451,407
Riggs National Corporation Common Stock Fund                          1,176,312                         992,755

6.  Summary of information certified by Plan trustee:

The Trustee, Riggs Bank N.A., has supplied the plan administrator with a certification as to the completeness and accuracy of all information presented in the accompanying statements of net assets available for plan benefits as of December 31, 2000 and 1999, and in the statement of changes in net assets available for plan benefits for the year ended December 31, 2000.

7.  Plan changes:

The following changes were made to the Plan during the Plan year ended December 31, 2000:

o Automatic enrollment at a 3 percent contribution rate when a participant first becomes eligible.
o Option established for participants to obtain loans against vested account balances.


8.  Related-party transactions:

Certain Plan investments are managed by Riggs Bank N.A., and Riggs Bank N.A. is the trustee of the Plan. Therefore, transactions with Riggs Bank N.A. qualify as party-in-interest transactions.


9.  Reconciliation of financial statements to the IRS Form 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                                         December 31,            December 31,
                                                                                             2000                    1999
                                                                                     ---------------------    -------------------
Net assets available for plan benefits per the financial statements                          $ 22,721,795           $ 20,539,116
Amounts allocated to withdrawing participants                                                    (133,558)                     0
                                                                                     ---------------------    -------------------
Net assets available for plan benefits per the Form 5500                                      $22,588,237           $ 20,539,116
                                                                                     ---------------------    -------------------

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                       December 31,            December 31,
                                                                                           2000                    1999
                                                                                   ---------------------    -------------------
Benefits paid to participants per the financial statements                                  $ 1,930,278            $ 2,283,947
Amounts allocated to withdrawing participants                                                   133,558                      0
                                                                                   ---------------------    -------------------
Benefits paid to participants per the Form 5500                                             $ 2,063,836            $ 2,283,947
                                                                                   ---------------------    -------------------


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid as of that date.

                                                                     Schedule I

The Riggs Bank N.A. 401(k) Plan

Schedule I - Schedule of assets held for investment purposes
At end of year

                                                                                                                        Current
                                                                      Description of investment                          value
                                                                      -------------------------                          -----
Riggs Funds:
     Money Market-
        Prime Money Market Fund*                        Shares in registered investment companies                     $  2,711,549
        U.S. Treasury Money Market Fund*                Shares in registered investment companies                        1,211,276
     Mutual Funds-
        U.S. Government Securities Fund*                Shares in registered investment companies                        1,181,981
        Stock Fund*                                     Shares in registered investment companies                        5,279,454
        Small Company Stock Fund*                       Shares in registered investment companies                        2,263,162
AIM Family of Funds:
     AIM Weingarten Fund A                              Shares in registered investment companies                        1,184,437
Federated Index Trust:
     Federated Max-Cap Fund                             Shares in registered investment companies                        1,667,492
The American Funds Group:
     EuroPacific Growth Fund                            Shares in registered investment companies                          753,817
Invesco Equity Funds, Inc:
     Dynamics Fund                                      Shares in registered investment companies                        1,230,934

Invesco Combination Stock &
Bond Funds, Inc:
     Balanced Fund                                      Shares in registered investment companies                          618,958
Invesco Sector Funds, Inc:
     Health Sciences Fund                               Shares in registered investment companies                          704,855
     Technology Fund - Class II                         Shares in registered investment companies                        1,982,984

 Riggs National Corporation Common Stock Fund*          Common stock of Riggs National Corporation and                   1,176,312
                                                        short-term investments

Pioneer Money Market Fund                               Shares in registered investment companies                          156,605

Participant loans*                                      Loans to participants with interest rates ranging                  596,804
                                                        from 9.25% to 10.50% per annum
                                                                                                                -------------------
                                                                                                                      $ 22,720,620
                                                                                                                ===================

*Denotes party-in-interest


The accompanying notes are an integral part of this schedule.